UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Arcutis Biotherapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03969K 108

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969K 108

1.	Name of Reporting Persons. Frazier Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,764,232 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,764,232 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,764,232 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 8,764,232 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 61,653,978 shares of Common Stock outstanding on August 4, 2023 as set forth in the Issuer’s Form 10-Q/A as filed with the SEC on September 15, 2023 and (ii) 32,500,000 shares of Common Stock that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on October 23, 2023.

CUSIP No. 03969K 108

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,764,232 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,764,232 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,764,232 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 8,764,232 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 61,653,978 shares of Common Stock outstanding on August 4, 2023 as set forth in the Issuer’s Form 10-Q/A as filed with the SEC on September 15, 2023 and (ii) 32,500,000 shares of Common Stock that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on October 23, 2023.

CUSIP No. 03969K 108

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,764,239 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,764,239 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,764,239 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 8,764,232 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 7 shares of Common Stock held by FHM Life Sciences VIII, L.L.C. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C.

(2)

Based on (i) 61,653,978 shares of Common Stock outstanding on August 4, 2023 as set forth in the Issuer’s Form 10-Q/A as filed with the SEC on September 15, 2023 and (ii) 32,500,000 shares of Common Stock that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on October 23, 2023.

CUSIP No. 03969K 108

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 30,647 shares (1)
	8.	Shared Voting Power 8,764,239 shares (2)
	9.	Sole Dispositive Power 30,647 shares (1)
	10.	Shared Dispositive Power 8,764,239 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,794,886 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 19,381 shares of Common Stock held directly by Topper Family Revocable Trust and (ii) 11,266 shares of Common Stock held directly by Topper Group II, LLC. Dr. Topper is a manager of Topper Group II LLC and shares voting and investment power over the shares held by Topper Group II LLC. Dr. Topper is a trustee of the Topper Family Revocable Trust and has voting and investment power over the shares held by Topper Family Revocable Trust.

(2)

Consists of (i) 8,764,232 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 7 shares of Common Stock held by FHM Life Sciences VIII, L.L.C. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C.

(3)

Based on (i) 61,653,978 shares of Common Stock outstanding on August 4, 2023 as set forth in the Issuer’s Form 10-Q/A as filed with the SEC on September 15, 2023 and (ii) 32,500,000 shares of Common Stock that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on October 23, 2023.

CUSIP No. 03969K 108

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 77,187 shares (1)
	8.	Shared Voting Power 8,764,239 shares (1)
	9.	Sole Dispositive Power 77,187 shares (1)
	10.	Shared Dispositive Power 8,764,239 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,841,426 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 4,312 shares of Common Stock that are held directly by Patrick J. Heron, (ii) 49,187 shares of Common Stock that are issuable upon the exercise of options held directly by Patrick J. Heron that are exercisable within 60 days of October 24, 2023 and (iii) 23,688 shares of Common Stock held by The Heron Living Trust 11/30/2004. Mr. Heron is the co-trustee of The Heron Living Trust 11/30/2004 and has voting and investment power over the shares held by The Heron Living Trust 11/30/2004.

(2)

Consists of (i) 8,764,232 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 7 shares of Common Stock held by FHM Life Sciences VIII, L.L.C. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C.

(3)

Based on (i) 61,653,978 shares of Common Stock outstanding on August 4, 2023 as set forth in the Issuer’s Form 10-Q/A as filed with the SEC on September 15, 2023, (ii) 32,500,000 shares of Common Stock that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on October 23, 2023, and (iii) 49,187 shares of Common Stock that are issuable upon the exercise of options held directly by Patrick J. Heron that are exercisable within 60 days of October 24, 2023.

CUSIP No. 03969K 108

Item 1.	Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends the statement on Schedule 13D filed on February 7, 2020 (the “Original Schedule 13D”) as amended on October 6, 2020, February 9, 2021, May 12, 2021 and August 9, 2022 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 5, the “Schedule 13D”) with respect to the Common Stock of Arcutis Biotherapeutics, Inc. (the “Issuer”), having its principal executive office at 3027 Townsgate Road, Suite 300, Westlake Village, California 91361. Except as otherwise specified in this Amendment No. 5, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

Item 2.	Identity and Background

(a)	Name:

The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences VIII, L.P. (“FLS VIII”)

FHM Life Sciences VIII, L.P. (“FHMLS VIII, L.P.”)

FHM Life Sciences VIII, L.L.C. (“FHMLS VIII LLC”)

James N. Topper (“Topper”)

Patrick J. Heron (“Heron” and together with Topper, the “Members”)

(b)	Residence or Business Address:

The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.

70 Willow Road, Suite 200

Menlo Park, CA 94025

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

FLS VIII is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS VIII, L.P. is to serve as general partner of FLS VIII. The sole business of FHMLS VIII LLC is to serve as general partner of FHMLS VIII, L.P. The principal business of the Members is to manage FLS VIII, FHMLS VIII, L.P., FHMLS VIII LLC and a number of affiliated partnerships with similar businesses.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FLS VIII	-	Delaware, U.S.A.
	FHMLS VIII, L.P.	-	Delaware, U.S.A.
	FHMLS VIII, L.L.C.	-	Delaware, U.S.A.

Individuals:	Topper	-	United States Citizen
	Heron	-	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), and after accounting for the 2.0007-1 reverse stock split that the Issuer had effected on January 17, 2020, FLS VIII purchased from the Issuer in a series of private transactions, 509,032 shares of Common Stock, 6,360,272 shares of the Issuer’s Series A Preferred Stock, 2,099,019 shares of the Issuer’s Series B Preferred Stock and 1,074,467 shares of the Issuer’s Series C Preferred Stock for an approximate aggregate purchase price of $38,112,797. Upon closing of the IPO, the shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock held by FLS VIII automatically converted into shares of the Common Stock of the Issuer on a 1-to-1 basis, resulting in FLS VIII holding a total of 10,042,790 shares of Common Stock at such time. In addition, at the time of the IPO, FLS VIII purchased an aggregate of 500,000 shares of Common Stock of the Issuer at the IPO price of $17.00 per share.

On May 10, 2021, FLS VIII effected an in-kind pro rata stock distribution, pursuant to which it distributed a total of 2,108,558 shares of the Issuer’s Common Stock to its limited partners and general partner (the “Distribution”).

On August 5, 2022, FLS VIII purchased an aggregate of 250,000 shares of Common Stock of the Issuer at $20.00 per share.

On October 24, 2023, FLS VIII purchased an aggregate of 80,000 shares of Common Stock of the Issuer at $2.50 per share.

FLS VIII holds 8,764,232 shares of Common Stock of the Issuer as of the date of this filing (the “FLS Shares”).

FHMLS VIII LLC holds 7 shares of Common Stock of the Issuer as of the date of this filing (the “FHMLS VIII LLC Shares”), which were received from FLS VIII as a part of the Distribution.

Topper holds 19,381 shares of Common Stock of the Issuer through Topper Family Revocable Trust and 11,266 shares of Common Stock of the Issuer through Topper Group II, LLC as of the date of this filing (collectively, the “Topper Shares”), which were received from FLS VIII as a part of the Distribution.

Heron holds 28,000 shares of Common Stock of the Issuer as of the date of this filing, of which (i) 23,688 shares of Common Stock are held by The Heron Living Trust 11/30/2004, which were received from FLS VIII as a part of the Distribution, and (ii) 4,312 shares are held by Heron directly, which were received pursuant to the vesting of restricted stock units issued to Heron by the Issuer (collectively, the “Heron Shares”).

The working capital of FLS VIII was the source of the funds for the purchase of the FLS Shares, including the FHMLS VIII LLC Shares, the Topper Shares and a portion of the Heron Shares that were received as a part of the Distribution. No part of the purchase price of the FLS Shares, the FHMLS VIII LLC Shares, the Topper Shares or the Heron Shares were represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLS Shares, the FHMLS VIII LLC Shares, the Topper Shares or the Heron Shares.

Item 4.	Purpose of Transaction

FLS VIII, FHMLS VIII LLC, Topper and Heron acquired their respective shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FLS VIII and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLS VIII is the record owner of the FLS Shares. As the sole general partner of FLS VIII, FHMLS VIII, L.P. may be deemed to beneficially own the FLS Shares. As the sole general partner of FHMLS VIII, L.P., FHMLS VIII, L.L.C. may be deemed to beneficially own the FLS Shares. As members of FHMLS VIII, L.L.C., each of the Members may be deemed to beneficially own the FLS Shares.

FHMLS VIII LLC is the record owner of the FHMLS VIII LLC Shares. As members of FHMLS VIII LLC each of the Members may be deemed to beneficially own the FHMLS VIII LLC Shares.

Dr. Topper is a manager of Topper Group II LLC and shares voting and investment power over the shares held by Topper Group II LLC. Dr. Topper is a trustee of the Topper Family Revocable Trust and has voting and investment power over the shares held by Topper Family Revocable Trust. Dr. Topper may be deemed to beneficially own the shares held by Topper Group II LLC and Topper Family Revocable Trust.

Mr. Heron is the co-trustee of The Heron Living Trust 11/30/2004 and has voting and investment power over the shares held by The Heron Living Trust 11/30/2004. Mr. Heron may be deemed to beneficially own the shares held The Heron Living Trust 11/30/2004.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by FLS VIII, FHMLS VIII, L.P., FHMLS VIII LLC and Topper, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on (i) 61,653,978 shares of Common Stock outstanding on August 4, 2023 as set forth in the Issuer’s Form 10-Q/A as filed with the SEC on September 15, 2023, and (ii) 32,500,000 shares of Common Stock that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on October 23, 2023.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by Heron, is set forth on Line 13 of Heron’s cover sheet. Such percentage was calculated based on (i) 61,653,978 shares of Common Stock outstanding on August 4, 2023 as set forth in the Issuer’s Form 10-Q/A as filed with the SEC on September 15, 2023, (ii) 32,500,000 shares of Common Stock that were sold by the Issuer in connection with its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on October 23, 2023, and (iii) 49,187 shares of Common Stock that are issuable upon the exercise of options held directly by Patrick J. Heron that are exercisable within 60 days of October 24, 2023.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FLS VIII:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
10/24/2023	Purchase	80,000	Common Stock	$2.50

FHMLS VIII, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS VIII LLC:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

In connection with the stock purchase that occurred on October 24, 2023, FLS VIII and Mr. Heron, along with all of the Issuer’s other directors, executive officers and certain other stockholders agreed with the underwriters for the offering, subject to certain exceptions, not to dispose of or hedge any Common Stock or securities convertible into or exchangeable for Common Stock during the period from the date of the lock-up agreements continuing through December 18, 2023, except with the prior written consent of Morgan Stanley & Co. LLC, Cowen and Company, LLC and Guggenheim Securities, LLC.

Investors’ Rights Agreement

Certain of the Reporting Persons and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement dated October 8, 2019 (the “Investors’ Rights Agreement”), with the Issuer. Under the Investors’ Rights Agreement, holders of registrable securities, including certain of the Reporting Persons, can demand that the Issuer file a registration statement or request that their registrable shares be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of Common Stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A -	Agreement regarding filing of joint Schedule 13D.

Exhibit B -	Form of Lock-up Agreement.

Exhibit C -	Amended and Restated Investors’ Rights Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2023	FRAZIER LIFE SCIENCES VIII, L.P.

By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: October 26, 2023	FHM LIFE SCIENCES VIII, L.P.

By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: October 26, 2023	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: October 26, 2023	By:	*
James N. Topper

Date: October 26, 2023	By:	*
Patrick J. Heron

Date: October 26, 2023	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.

Exhibit Index

Exhibit A -	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons with the Commission on February 7, 2020).

Exhibit B -	Form of Lock-up Agreement (incorporated by reference to Annex I to that certain Underwriting Agreement between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 23, 2023).

Exhibit C -	Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on January 6, 2020).